

16021001

JG

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-35363

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NW Capital Markets Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Hudson Place
(No. and Street)

Hoboken	NJ	07030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Petrosky-Muckle (201) 656-0115
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella CPA PC
(Name - if individual, state last, first, middle name)

278 Route 34, Suite 1	Matawan	NJ	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

NW

AFFIRMATION

I, Dennis J. Enright, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NW Capital Markets Inc. for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Principal

Title

Subscribed and sworn
to before me



Norma T. Gilyard
Notary Public, State of New Jersey
County of Hudson
My commission expires 6/4/2019
I.D. No.: 2386148

NW Capital Markets Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NW Capital Markets Inc.
Index
December 31, 2015

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of NW Capital Markets Inc.

We have audited the accompanying statement of financial condition of NW Capital Markets Inc. as of December 31, 2015, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of NW Capital Markets Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NW Capital Markets Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America

Schedule I – Computation of Net Capital under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of NW Capital Markets Inc. financial statements. The supplemental information is the responsibility of NW Capital Markets Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects in relation to the financial statements as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 22, 2016

NW Capital Markets Inc.

Statements of Financial Condition
December 31, 2015

Assets		
Cash	$	19,196
Syndicate receivable		39,545
Receivable from clearing broker (including deposit of $100,000)		1,311,208
Marketable securities owned, at fair value		166,664
Prepaid expenses		19,837
Total assets	$	1,556,450
Liabilities and Stockholder's Equity		
Liabilities		
Payable to clearing broker	$	128,196
Accounts payable and accrued expenses		169,515
		297,711
Stockholder's equity		
Common stock, no par value, 1,000 shares issued, authorized and outstanding		10,000
Additional paid-in capital		40,462
Retained earnings		1,208,277
Total stockholder's equity		1,258,739
Total liabilities and stockholder's equity	$	1,556,450

The accompanying notes are an integral part of these financial statements

NW Capital Markets Inc.

Statements of Operations
Years Ended December 31, 2015

Revenues	
Investment banking, net	$ 2,614,617
Proprietary trading income (loss), net	121,777
Commissions	14,098
Interest and dividends	1,090
Total revenues	2,751,582
Expenses	
Management fees	855,000
Consulting	1,458,887
Office expense	228,386
Interest expense	1,598
Professional fees	16,600
Service charges	11,975
Regulatory fees and publications	33,373
Regulatory penalty	100,000
Other	1,500
Total expenses	2,707,319
Net income	$ 44,263

The accompanying notes are an integral part of these financial statements

NW Capital Markets Inc.

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2015

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance - December 31, 2014	1,000	$ 10,000	$ 40,462	$ 1,164,014	$ 1,214,476
Net income	-	-	-	44,263	44,263
Balance - December 31, 2015	1,000	$ 10,000	$ 40,462	$ 1,208,277	$ 1,258,739

The accompanying notes are an integral part of these financial statements

NW Capital Markets Inc.

Statements of Cash Flows
Years Ended December 31, 2015

Cash flows from operating activities	
Net income	$ 44,263
Adjustments to reconcile net incometo net cash used in operating activities	
Decrease (increase) in operating assets	
Syndicate receivable	(31,545)
Marketable securities	323,893
Receivable from clearing broker	(231,980)
Prepaid expenses	3,975
Increase (decrease) in operating liabilities	
Payable to clearing broker	(82,333)
Accounts payable and accrued expenses	(86,386)
Net decrease in cash	(60,113)
Cash	
Beginning of year	79,309
End of year	$ 19,196

Supplemental cash flows disclosure:

Cash paid during the year for:

Interest	$ 1,598

The accompanying notes are an integral part of these financial statements

1. Nature of operations

NW Capital Markets Inc. (the "Company"), a Subchapter S Corporation incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in investment banking, principal transactions, and investment advisory services.

2. Summary of Significant Accounting Policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
Investment banking revenue includes gains, losses and fees net of expenses arising from securities offerings in which the Company acts as an underwriter or syndicate member. Revenue is recorded when the underwriting is completed and the income is reasonably determinable.

Commissions and related clearing expenses are recorded on the trade-date basis as securities transactions occur.

Cash
All cash deposits are held by one major financial institution in the United States. At various times throughout the year, the Company's cash balance may exceed the Federal Deposit Insurance Corporation insurance limits. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Investment valuation
The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the investment advisor in accordance with US GAAP. The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of identified cost.

Income taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the stockholder of the Company will be taxed on the Company's taxable income. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

The Company recognizes interest and penalties, if any, related to unrecognized tax provisions as income tax expense in the statements of operations. During the year ended December 31, 2015, the Company did not incur any interest or penalties on its income tax returns. At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2012.

3. Marketable securities

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2015:

	Level 2
Assets	
Marketable securities owned, at fair value	
Municipal bonds	$ 166,664

4. Transactions with related parties

The Company maintains an administrative services agreement with an affiliate. Pursuant to the agreement, the affiliate provides administrative personnel and office space. The Company incurred expenses of $120,000 for the year ended December 31, 2015. Additionally, the Company paid management fees to the affiliate in the amount of $855,000 for the year ended December 31, 2015.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Clearing broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $100,000. As of December 31, 2015 a deposit in the amount of $619,303 is included in receivable from clearing broker on the accompanying statements of financial condition.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

6. Regulatory requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 the Company had net capital of $1,226,024 which exceeded the required net capital by $1,126,024. The ratio of aggregate indebtedness to net capital, at December 31, 2015 was .14 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

7. Regulatory fine

The Firm was fined $100,000 through the SEC Municipalities Continuing Disclosure Cooperative Initiative ("MCDC Initiative") settlement proceedings. The Firm was one of 72 underwriting firms; comprising approximately 96% of the market share of municipal underwritings to be fined for its self-reporting of non-scienter based violation of the federal securities law pursuant to Rule 15c2-12 of the Exchange Act. This Rule states that before purchasing or selling municipal securities in connection with an offering, underwriters are required to obtain executed continuing disclosure agreements from the issuers and/or obligated persons with respect to such municipal securities. In order to comply with the requirements of Rule 15c2-12, the continuing disclosure agreement must include an undertaking by the municipal issuer and/or obligated person, for the benefit of investors, to provide an annual report containing certain financial information and operating data to the Municipal Securities Rulemaking Board's ("MSRB") Electronic Municipal Market Access system, as well as timely notice of certain specified events pertaining to the municipal securities being offered and timely notice of any failure to submit an annual report on or before the date specified in the continuing disclosure agreement.

The Firm was required by the settlement to also retained an independent consultant to conduct a review of the Firms' policies and procedures as they relate to municipal securities underwriting due diligence.

8. Concentration

Substantially all of the Company's assets are held at the clearing broker and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these assets held at the clearing broker.

All cash deposits are held by one major financial institution in the United States. At various times throughout the year, the Company's cash balance may exceed the Federal Deposit Insurance Corporation insurance limits. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

9. Subsequent events

The Company has evaluated subsequent events through the date the financial statements were available to be issued and, except already included in the notes to these financial statements, has determined that no additional items require disclosure.

NW Capital Markets Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2015

	2015
Stockholder's equity	$ 1,258,739
Deductions and/or charges	
Nonallowable assets	
Syndicate receivable	4,545
Prepaid expenses	19,837
Total deductions	24,382
Net capital before securities haircuts	1,234,357
Securities haircuts	(8,333)
Net capital	1,226,024
Minimum capital requirement (the greater of $100,000 or 6 2/3% of aggregate indebtedness)	100,000
Excess net capital	$ 1,126,024
Aggregate indebtedness - accounts payable and accrued expenses	$ 169,515
Ratio of aggregate indebtedness to net capital	.14 : 1

There are no material differences between the computations of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing.

NW Capital Markets Inc.
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 for 2015 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii).

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

INDEPENDENT AUDITOR'S REGARDING RULE 15C3-3 EXEMPTION REPORT

To the Board of Directors and Shareholder
of NW Capital Markets Inc.

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Under Rule15c3-3 of the Securities and Exchange Commission, in which (1) NW Capital Markets Inc. identified the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) and (2) NW Capital Markets Inc. stated that NW Capital Markets Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. NW Capital Markets Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NW Capital Markets Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 22, 2016

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

NW Capital Markets Inc.

Rule 15c3-3 Exemption Report
Year Ended December 31, 2015

The management of NW Capital Markets Inc. (the "Company"), is responsible for its compliance with the exemption from SEC Rule 15c3-3, under the provisions of paragraph (k)(2)(ii) of that rule. Throughout the year ended December 31, 2015, the Company has been in compliance with such provision, without exception.



Signature

Principal
Title

See independent auditors' report.

NW Capital Markets Inc.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (SIPC-7)
December 31, 2015
(Confidential Treatment Requested)

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholder of NW Capital Markets Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by NW Capital Markets Inc. and the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating NW Capital Markets Inc.'s compliance with the applicable instructions of SIPC-7. NW Capital Markets Inc.'s management is responsible for the NW Capital Markets Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers with focus reports and general ledger to the date the financials were available to be issued, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, focus reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 22, 2016

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701 • Tel. (732) 842-5664 • Fax (732) 842-5002

NW Capital Markets Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2015

SIPC - 7 - General Assessment	$	6,870.26
Less amount paid - July 16, 2015 - check # 3220		(5,226.42)
Amount due with Form SIPC-7 - paid February 22, 2016 - check # 3281	$	1,643.84

NW Capital Markets Inc.

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2015

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413